Exhibit 2.3

SUPPLEMENTARY AGREEMENT

Party A: Cheng Weihong

Party B: Xia Qiming

Party C: Qian Yuxi

Party D: Ever Auspicious International Limited

Whereas Party A, B, C and D had executed the <Share Exchange Agreement> on November 1, 2007, Party A, B and C agreed to transfer their holdings in Tianjin Shisheng Investment Group to Party D, holding percentage is 40%, 36% and 24% respectively and Party D agreed to acquired the holding interests in Tianjin Shisheng Investment Group from the above parties. At the closing of the share exchange, Party D, Ever Auspicious International Limited is holding 100% interests in Tianjin Shisheng Investment Group Limited.

Party A, B, C and D hereby agreed to accumulated profit distribution issue as following:

1.	Confirmation of accumulated profit amount

All parties agreed to affirm the dollar amount of the accumulated distributable shareholders’ equity as of December 1, 2007’s financial statement

2.	Profit distribution

All parties agreed that all the distributable profit up to December 1, 2007 belongs to Party A, B and C and Party D is not entitled to any of the interests in Tianjin Shisheng Investment Group up to December 1, 2007

3.	Party D is entitled to the interests in Tianjin Shisheng Investment Group from December 1, 2007 and Party A, B and C are not entitled to any interests in Tianjin Shisheng Investment Group afterwards.

4.	This supplementary agreement has the same legal binding capacity as the <Share Exchange Agreement>

Parties’ execution

Cheng Weihong, Xia Qiming, Qian Yuxi

Ever Auspicious International Limited

Date: November 1, 2007